**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 21, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**SunEdison Semiconductor Limited**

**File No. 333-191052 - CF#30529**
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     SunEdison Semiconductor Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 9, 2013, as amended.

     Based on representations by SunEdison Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|  |  |
|---|---|
| Exhibit 10.3 | through January 1, 2024 |
| Exhibit 10.19 | through July 1, 2017 |

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kevin M. O'Neill
Deputy Secretary